EXHIBIT 99.1

News for Immediate Release

Electrovaya Reports Fiscal Year Q2 2026 Results

Quarterly Revenue of $18M up 20%YoY; Adjusted EBITDA1 of 2.8$M, up 41% YoY, and Net Profit of $1M ($0.02/share)

Commercial Robotics Shipments Underway; Energy Storage Systems Initiative Advances with Recent Department of Energy Project and Multiple Products in Development

Toronto, Ontario – May 14, 2026 – Electrovaya Inc. (“Electrovaya” or the “Company”) (Nasdaq: ELVA, TSX: ELVA), a leading lithium-ion battery technology and manufacturing company, today reported its financial results for the first quarter and six month period ended March 31, 2026 (“Q2 FY 2026”). All dollar amounts are in U.S. dollars unless otherwise noted.

Financial Highlights:

•	Revenue for Q2 FY 2026 was $18.0 million, compared to $15.0 million in Q2 2025. An increase of $3.0 million or 20% year over year. Revenue for the six months ending March 31, 2026, was $33.6 million, compared to $26.2 million in the prior year. An increase of $7.4 million or 28% year over year. The Company experienced supply chain delays in the later part of the quarter leading to a slowdown in production and shipments, leading to $1.4 million of finished goods that could not be recognized as revenue.
•	Gross margin for Q2 FY 2026 was 33.4%, compared to 31.1% in Q2 2025. An increase of 230 basis points. The gross margin for the six months ending March 31, 2026, was 33.2% compared to 30.9% in the prior year. An increase of 230 basis points.
•	Adjusted EBITDA[1] for Q2 FY 2026 was $2.8 million, compared to $2.0 million in Q2 2025, an increase of $0.8 million or 41%. Adjusted EBITDA[1]. for the six months ended March 31, 2026, was $4.8 million compared to $2.6 million in the prior year, an increase of 89%. Q2 2025 was the Company’s twelfth consecutive quarter of positive Adjusted EBITDA[1].
•	Net profit for Q2 FY 2026 was $1.0 million compared to a net profit of $0.8 million in Q2 2025, an increase of $0.2 million. Net profit for the six months ending March 31, 2026, was $2.1 million compared to $0.4 million in the prior year. Earnings per share for the six months ended March 31, 2026, was $0.04 compared to $0.01 in the prior year.
•	The Company generated positive cash provided by operating activities of $4.3 million for the six months ended March 31, 2026, compared to $3.2 million generated in the prior year.
•	The closing cash balance for Q2 FY 2026 was $20.4 million (non-restricted) compared to $6.4 million in the prior year, an increase of $13.9 million.

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Key Operational and Strategic Highlights- Q1 FY2026 & Subsequent Events:

Business Development Activities

☐	Successfully completed UL2580 safety certification for six models of its next-generation high-voltage lithium-ion battery systems. Likely the first Company to achieve this level of certification for high voltage vehicular battery systems in its target segment, further strengthening its leadership in heavy-duty, mission critical applications.

☐	Energy storage products are becoming a cornerstone of the Company’s long-term strategy, with its technology well positioned to support mission-critical applications including data centers and high-value commercial and industrial sites. The Company has added dedicated resources to these development efforts and is targeting scaled deliveries of ITC- and FEOC-compliant products in the first half of 2027.

☐	Initial deliveries for robotic applications have commenced to a major robotics OEM. The Company is also working with several additional OEMs at earlier stages of evaluation and development, and expects robotics to become an increasingly important component of its long-term growth outlook.

☐	Defense sector activity is becoming increasingly meaningful to the Company’s business outlook. Electrovaya expects revenues associated with one global defense contractor to ramp to multi-million-dollar levels in 2027. The Company is also engaged with two additional defense contractors that are evaluating Electrovaya’s battery technology for multiple use cases.

Product & Technology Development Activities

☐	Electrovaya is advancing both AC-coupled 1500VDC and DC-coupled 800VDC architectures for its next-generation energy storage systems. These platforms are being engineered to meet UL9540A certification standards while supporting materially higher power densities than typical lithium-ion energy storage systems.

☐	Continued progress with next generation ceramic-separator development to deliver increased performance and thermal stability with planned scaled up manufacturing in Canada planned for 2027. Solid-state battery development accelerating since updated infrastructure and dry room was installed in March.

☐	Development of an ultra-fast charging lithium-ion cell and accompanying battery system continues to progress. The technology integrates a next-generation anode with the Company’s Infinity platform to deliver enhanced safety, long cycle life, and charging times of approximately five minutes. In-house testing of prototype cells is ongoing and has successfully demonstrated the targeted charging capability.

☐	Development of prototype modules and battery packs with ultra-fast charging technology has commenced, with potential end markets including robotics, data center infrastructure support, and other high-power industrial applications. Sampling is targeted for 2026, with commercial availability expected in 2027.

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Jamestown Manufacturing Expansion Update

☐	Site upgrades and construction in progress including a significant portion of dry room construction.

☐	Head of Jamestown cell manufacturing operations along with other senior managers have been hired.

Management Commentary:

“Despite some supply chain disruptions stemming from recent geopolitical events, we continued steady progress during the quarter with respect to our financial, technology and business goals.” stated Dr. Raj DasGupta, CEO of Electrovaya.

“We continue to advance our technology and product portfolio, spanning ceramic separator technologies through to new software solutions. Our most significant development effort is focused on energy storage products, which are expected to become a showcase of the Company’s integrated battery system, cell, and software technologies, delivering differentiated solutions for mission-critical energy storage applications.”

"Even with the issues we saw in the quarter, we delivered strong year over year revenue growth of more than 20% for the quarter and over 28% for the six month period. This boosted Adjusted EBITDA1, achieved a Net Profit of $1 million, and continued our trend of positive earnings per share at $0.02 for the quarter and $0.04 for the six month period” stated John Gibson, Electrovaya's CFO. "The Jamestown build out is still on track to commence assembly operations this summer. We are drawing on the EXIM facility and utilizing the BMO facility to support general operations.”

Positive Financial Outlook & Fiscal 2026 Guidance:

The Company anticipates continued growth into FY2026 with estimated revenue growth to exceed 30% over FY 2025 (in excess of $83 million) driven by continuing demand from the Company’s largest end users of material handling batteries and our entry into additional market verticals. This guidance is prepared by taking into account its existing purchase orders, along with anticipated pipeline from its key end users and customers. This guidance may be affected by a percentage of anticipated revenue that potentially may be deferred to FY 2027. Revenue guidance is subject to change and is made barring any unforeseen circumstances, including evolving geopolitical and economic conditions that have recently emerged and may impact supply chains, customer demand, and the timing of revenue realization. See “Forward-Looking Statements.”

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Selected Annual Financial Information for the Quarter ended March 31, 2026and 2025:

Results of Operations

(Expressed in thousands of U.S. dollars)

Summary Financial Position

(Expressed in thousands of U.S. dollars)

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Cash flow statement

(Expressed in thousands of U.S. dollars)

1 Non-IFRS Measure: Adjusted EBITDA is defined as income/(loss) from operations, plus stock-based compensation costs and depreciation and amortization costs. Adjusted EBITDA does not have a standardized meaning under IFRS. Therefore it is unlikely to be comparable to similar measures presented by other issuers. Management believes that certain investors and analysts use adjusted EBITDA to measure the performance of the business and is an accepted measure of financial performance in our industry. It is not a measure of financial performance under IFRS, and may not be defined and calculated in the same manner by other companies and should not be considered in isolation or as an alternative to IFRS measures. The most directly comparable measure to Adjusted EBITDA calculated in accordance with IFRS is income (loss) from operations.

The Company’s unaudited consolidated Financial Statements and Management Discussion and Analysis for the first quarter ended March 31, 2026 are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, as well as on the Company’s website at www.electrovaya.com.

Conference Call & Webcast details:

•	Date: Thursday, May 14, 2026
•	Time: 5:00 pm. Eastern Time (ET)
•	Toll Free: 877-545-0320
•	International: 973-528-0002
•	Participant Access Code: 131132
•	Webcast link: https://www.webcaster5.com/Webcast/Page/2975/54003

To help ensure the conference begins on time, please dial-in 10 minutes before the scheduled start of the call. For those unable to participate, a replay of the conference call will be available for two weeks, from May 14, 2026, through May 28, 2026. To access the replay, the dial-in number is 877-481-4010 or 919-882-2331 and enter passcode 54003.

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Investor and Media Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

jroy@electrovaya.com

905-855-4618

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ: ELVA; TSX: ELVA) is a technology-driven lithium-ion battery company commercializing its proprietary Infinity Battery Technology, designed for superior safety, longevity, and performance in mission-critical industrial, robotics, defense and energy-storage applications. The Company leverages a strong intellectual-property portfolio and advanced materials expertise to deliver durable, high-value battery solutions to global OEMs and end users. To support growing demand and advancing energy-security and national-security objectives, Electrovaya is expanding U.S. manufacturing through its 52-acre Jamestown, New York site, which includes a 137,000-square-foot facility planned as its first gigafactory. Electrovaya also operates two Canadian sites focused on research, engineering, and product commercialization. For more information, please visit www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements that relate to, among other things, revenue, purchase orders, revenue guidance of more than 30% revenue growth (exceeding $83 million) over FY 2025 in FY 2026, order growth and customer demand in FY 2026, mass production schedules, , the Company’s ability to start production of cells at the Jamestown, New York facility by end of CY 2026, future business opportunities, use of proceeds, ability to deliver to customer requirements and revenue growth forecasts for the fiscal year ending September 30, 2026. Forward-looking statements can generally, but not always, be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, "possible", “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate are necessarily applied in making forward looking statements and such statements are subject to risks and uncertainties, therefore actual results may differ materially from those expressed or implied in such statements and undue reliance should not be placed on such statements. Material assumptions made in disclosing the forward-looking statements included in the news release include, but are not limited to assumptions that the Company’s customers will deploy its products in accordance with communicated timing and volumes, that the Company’s customers will complete new distribution centers in accordance with communicated expectations, intentions and plans, the sum of anticipated new orders in FY 2026 based on customers’ historical patterns and additional demand communicated to the Company and its partners but not yet provided as a purchase order, and the Company’s current firm purchase order backlog, altogether totaling approximately $100-125 million, a discount of approximately 25% used in the revenue modeling applied to the overall expected order pipeline to account for potential delays in customer orders, expected decreases in input and material costs combined with stable selling prices in FY 2026, and a stable political climate with respect to exports from Canada to the United States, stable energy and oil prices, stable geo-political environment, the start up time for manufacturing in Jamestown NY is estimated towards the end of FY 2026 or first quarter of FY 2027, the ability to leverage IRA45X credits, the ability to receive incentives from the state of New York, the ability to improve margins from domestic manufacturing, and the ability to attract additional customers through domestic manufacturing.

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Factors that could cause actual results to differ materially from expectations include but are not limited to customers not placing orders roughly in accordance with historical ordering patterns and communicated intentions resulting in annual revenue growth in FY 2026 of less than 30% over FY 2025 (exceeding $83 million), the predictability of sales and success of the Company’s products in verticals other than material handling, the imposition of a tariff regime on Canadian exports by the United States, macroeconomic effects on the Company and its business and on the lithium battery industry generally, evolving geopolitical conditions, the Company’s liquidity and cash availability in excess of its operational requirements, and the ability to generate and sustain sales orders. It should be noted than some of these concerns have already occurred since February 2026 and there have already been significant supply chain and energy cost disruptions which could affect current customer demand. These potential changes in demand may not have been communicated to the Company at the time of the Q2 fiscal results. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company’s Annual Information Form for the year ended September 30, 2025 under “Risk Factors”, in the Company’s base shelf prospectus dated September 17, 2024, and in the Company’s most recent annual and interim Management’s Discussion and Analysis under “Qualitative And Quantitative Disclosures about Risk and Uncertainties” as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

The revenue for the periods described herein constitute future‐oriented financial information and financial outlooks (collectively, “FOFI”), and generally, is, without limitation, based on the assumptions and subject to the risks set out above under “Forward‐Looking Statements”. Although management believes such assumptions to be reasonable, a number of such assumptions are beyond the Company’s control and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. FOFI is provided for the purpose of providing information about management’s current expectations and plans relating to the Company’s future performance and may not be appropriate for other purposes.

The FOFI does not purport to present the Company’s financial condition in accordance with IFRS, and it is expected that there may be differences between audited results and preliminary results, and the differences may be material. The inclusion of the FOFI in this news release disclosure should not be regarded as an indication that the Company considers the FOFI to be a reliable prediction of future events, and the FOFI should not be relied upon as such.

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